                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Sequana Therapeutics, Inc.
                           --------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                    81732210
                                 --------------
                                 (CUSIP Number)

                             Frederick J. Ruegsegger
                        Arris Pharmaceutical Corporation
             180 Kimball Way, South San Francisco, California 94080
                                 (650) 829-1000
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 2, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

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CUSIP NO. 81732210                                            PAGE 2 OF 14 PAGES
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1       NAME OF REPORTING PERSON

        Arris Pharmaceutical Corporation

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        22-2969941
--------------------------------------------------------------------------------

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

--------------------------------------------------------------------------------
        (a) [ ]              (b) [ ]


3       SEC USE ONLY

--------------------------------------------------------------------------------

4       SOURCE OF FUNDS

        OO

--------------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

--------------------------------------------------------------------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        State of Delaware

--------------------------------------------------------------------------------

NUMBER OF               7       SOLE VOTING POWER
SHARES                          -0-
BENEFICIALLY
OWNED BY                8       SHARED VOTING POWER
EACH                            2,007,805
REPORTING
PERSON                  9       SOLE DISPOSITIVE POWER
                                -0-

                        10      SHARED DISPOSITIVE POWER
                                -0-

--------------------------------------------------------------------------------
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CUSIP NO. 81732210                                            PAGE 3 OF 14 PAGES
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--------------------------------------------------------------------------------

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,007,805 shares

--------------------------------------------------------------------------------

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

        [ ]

--------------------------------------------------------------------------------

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        19.57%

--------------------------------------------------------------------------------

14      TYPE OF REPORTING PERSON

        CO

--------------------------------------------------------------------------------

          Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Arris Pharmaceutical Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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CUSIP NO. 81732210                                            PAGE 4 OF 14 PAGES
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ITEM 1.        SECURITY AND ISSUER

        This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share, of Sequana Therapeutics, Inc., a California corporation ("Sequana"). The principal executive offices of Sequana are located at 11099 North Torrey Pines Road, Suite 160, La Jolla, California 92037.

ITEM 2.        IDENTITY AND BACKGROUND

        (a) The name of the person filing this statement is Arris Pharmaceutical Corporation, a Delaware corporation ("Arris"). Arris is in the business of researching and developing diverse small molecule therapeutics that inhibit enzymes which chemically break down the bond of certain proteins. Arris' product development includes protease programs targeting the inhibition of enzymes implicated in asthma, inflammatory disease, blood clotting disorders, infectious diseases, osteoporosis, cancer and autoimmune disease.

        (b) The address of the principal office and principal business of Arris is 180 Kimball Way, South San Francisco, California 94080.

        (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Arris' executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (d) During the past five years, neither Arris nor, to Arris' knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, neither Arris nor, to Arris' knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) All of the directors and executive officers of Arris named in
Schedule I to this Scheduled 13D are citizens of the United States except Hans Sievertsson, who is a citizen of Sweden.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        To facilitate the consummation of the Merger (as defined in Item 4 below), certain shareholders of Sequana have entered into voting agreements with Arris as described in Item 4.


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CUSIP NO. 81732210                                            PAGE 5 OF 14 PAGES
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ITEM 4.        PURPOSE OF TRANSACTION

        (a) - (b) Pursuant to an Agreement and Plan of Merger and Reorganization dated as of November 2, 1997 (the "Reorganization Agreement"), among Arris, Beagle Acquisition Sub, Inc., a California corporation and wholly-owned subsidiary of Arris ("Merger Sub"), and Sequana, and subject to the conditions set forth therein (including the approval of the Merger by the shareholders of Sequana and the approval of the issuance of common stock of Arris ("Arris Common Stock") and a related amendment to the Arris Certificate of Incorporation by the stockholders of Arris), Merger Sub will be merged with and into Sequana (the "Merger"), Sequana will become a wholly-owned subsidiary of Arris and each share of common stock of Sequana ("Sequana Common Stock") will be converted into the right to receive 1.35 shares of Arris Common Stock, $0.001 par value per share. In addition, each option for Sequana Common Stock will become fully exercisable and then terminate after a period of time as set forth in Section 5.5 of the Reorganization Agreement. Arris will grant new options exercisable for Arris Common Stock to employees of Sequana commensurate with option grants to newly hired employees at similar grade levels.

        The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Arris and closing conditions for the benefit of Sequana, as set forth in Sections 6 and 7 of the Reorganization Agreement.

        The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this Schedule 13D as Exhibit 4.1.

        As an inducement to Arris to enter into the Reorganization Agreement, each of Sequoia Capital VI, Sequoia Technology Partners VI, Sequoia XXIII, Sequoia XXIV, Carlyle - Sequana Investors II, L.P., Carlyle -Sequana Investors, LLC, Kevin J. Kinsella, individually and as trustee for certain trusts, and New Enterprise Associates VI (individually, a "Voting Agreement Shareholder" and, collectively, the "Voting Agreement Shareholders") has entered into a voting agreement dated as of November 2, 1997 (individually, a "Voting Agreement" and, collectively, the "Voting Agreements") with Arris. The number of shares of Sequana Common Stock beneficially owned by each of the Voting Agreement Shareholders is set forth on Schedule II to this Schedule 13D. Pursuant to
Section 2.1 of the Voting Agreements, the Voting Agreement Shareholders have agreed to vote the shares of Sequana Common Stock owned by them in favor of the Merger, the execution and delivery by Sequana of the Reorganization Agreement and the adoption and approval of the terms thereof, and in favor of each of the other actions contemplated by the Reorganization Agreement and any action required in furtherance thereof.

        The Voting Agreement Shareholders have also executed and delivered to Arris irrevocable proxies granting Arris the authority to vote the shares of Sequana Common Stock owned by the Voting Agreement Shareholders with respect to the matters described above. Arris did not pay any additional consideration to any Voting Agreement Shareholder in connection with the execution and delivery of his or its Voting Agreement or his or its irrevocable proxy. The Voting Agreement Shareholders retain the right to vote their Sequana Common Stock in their discretion with respect to matters other than those identified in the Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the Voting Agreements is qualified in its entirety by reference to the full text of the form of Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 4.2.

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CUSIP NO. 81732210                                            PAGE 6 OF 14 PAGES
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        (c)    Not applicable.

        (d) If the Merger is consummated, Sequana will become a wholly-owned subsidiary of Arris and Arris will subsequently determine the size and membership of the Board of Directors of Sequana and the officers of Sequana.

        (e) None, other than a change in the number of outstanding shares of Sequana Common Stock as contemplated by the Reorganization Agreement.

        (f) Upon consummation of the Merger, Sequana will become a wholly-owned subsidiary of Arris.

        (g) Upon consummation of the Merger, the Articles of Incorporation of Sequana will be amended and restated in a form attached as Exhibit B to the Reorganization Agreement.

        (h) Upon consummation of the Merger, the Sequana Common Stock will cease to be quoted on any quotation system or exchange.

        (i) Upon consummation of the Merger, the Sequana Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

        (j) Other than as described above, Arris currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although Arris reserves the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

        (a) - (b) As a result of the Voting Agreements, Arris has shared power to vote an aggregate of 2,007,805 shares of Sequana Common Stock for the limited purposes described in Item 4 above. Such shares constitute approximately 19.57% of the issued and outstanding shares of Sequana Common Stock as of October 30, 1997.

        To Arris' knowledge, no shares of Sequana Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Voting Agreements.

        Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Arris shares the power to vote or to direct the vote or to dispose or direct the disposition of Sequana Common Stock.

        During the past five years, to Arris' knowledge, no person named in
Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        During the past five years, to Arris' knowledge, no person named in
Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or

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CUSIP NO. 81732210                                            PAGE 7 OF 14 PAGES
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prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

        To Arris' knowledge, all natural persons named in Schedule III to this Scheduled 13D are citizens of the United States.

        (c) Other than entering into the Voting Agreements, neither Arris nor any person named in Schedule III, to Arris' knowledge, has effected any transaction in Sequana Common Stock during the past 60 days, except as disclosed herein.

        (d) Not applicable.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Other than as described in Item 4 above, to Arris' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Sequana, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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CUSIP NO. 81732210                                            PAGE 8 OF 14 PAGES
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ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

--------------------------------------------------------------------------------------------------------
    EXHIBIT NO.                                         DESCRIPTION
--------------------------------------------------------------------------------------------------------
          4.1       Agreement and Plan of Merger and Reorganization dated as of November 2,
                    1997, by and among Arris Pharmaceutical Corporation, a Delaware corporation, Beagle Acquisition Sub, Inc., a California corporation and a wholly-owned subsidiary of Arris, and Sequana Therapeutics, Inc., a
                    California corporation.
--------------------------------------------------------------------------------------------------------
          4.2       Form of Voting Agreement dated as of November 2, 1997, a substantially similar version of which has been executed by and between Arris
                    Pharmaceutical Corporation, a Delaware corporation, and each of Sequoia
                    Capital VI, Sequoia Technology Partners VI, Sequoia XXIII, Sequoia XXIV,
                    Carlyle - Sequana Investors II, L.P., Carlyle - Sequana Investors, LLC, Kevin
                    J. Kinsella, individually and as trustee for certain trusts, and New Enterprise Associates VI.
========================================================================================================



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CUSIP NO. 81732210                                            PAGE 9 OF 14 PAGES
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                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 11, 1997               ARRIS PHARMACEUTICAL CORPORATION


                                       By:    /s/ Frederick J. Ruegsegger
                                              ----------------------------------
                                       Name:  Frederick J. Ruegsegger

                                       Title: Vice President and Chief
                                                Financial Officer

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CUSIP NO. 81732210                                           PAGE 10 OF 14 PAGES
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                                   SCHEDULE I

               EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF ARRIS

-----------------------------------------------------------------------------------------------------------------
                NAME                                      PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------------------------------------------------------------------------------------------------
John P. Walker                         President, Chief Executive Officer and Director of Arris
-----------------------------------------------------------------------------------------------------------------
Daniel H. Petree                       Executive Vice President, Corporate Development of Arris
-----------------------------------------------------------------------------------------------------------------
Shari Annes                            Vice President, Investor Relations and Corporate Communications
                                       of Arris
-----------------------------------------------------------------------------------------------------------------
Frederick J. Ruegsegger                Vice President and Chief Financial Officer of Arris
-----------------------------------------------------------------------------------------------------------------
Michael C. Venuti, Ph.D.               Vice President, Research and Chief Technical Officer of Arris
-----------------------------------------------------------------------------------------------------------------
Natalie J. Warner, M.D.                Vice President, Medical Affairs of Arris
=================================================================================================================

All individuals named in the above table are employed at Arris Pharmaceutical Corporation, 180 Kimball Way, South San Francisco, California 94080.

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CUSIP NO. 81732210                                           PAGE 11 OF 14 PAGES
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                             SCHEDULE I (CONTINUED)

                         NON-EMPLOYEE DIRECTORS OF ARRIS

-------------------------------------------------------------------------------------------------------------------
                                                                           NAME AND ADDRESS OF CORPORATION
                                       PRINCIPAL OCCUPATION OR              OR OTHER ORGANIZATION IN WHICH
              NAME                           EMPLOYMENT                                EMPLOYED
-------------------------------------------------------------------------------------------------------------------
Ann Margaret Arvin                    Professor of Pediatrics,       Stanford University School of Medicine,
                                          Microbiology and           300 Pasteur Drive, Room G 312,
                                             Immunology              Stanford, CA  94305-5208
-------------------------------------------------------------------------------------------------------------------
Brook H. Byers                             General partner           Kleiner Perkins Caufield & Byers, 2750
                                                                     Sand Hill Road, Menlo Park, CA  94025
-------------------------------------------------------------------------------------------------------------------
Anthony B. Evnin, Ph.D.                    General partner           Venrock Associates, 30 Rockefeller
                                                                     Plaza, Room 5508, New York, NY
                                                                     10112
-------------------------------------------------------------------------------------------------------------------
Vaughn M. Kailian                   President and Chief Executive    COR Therapeutics, Inc., 256 East Grand
                                               Officer               Ave., South San Francisco, CA  94080
-------------------------------------------------------------------------------------------------------------------
Donald Kennedy, Ph.D.                     Bing Professor of          Institute for International Studies,
                                      Environmental Science and      Stanford University, 200 Encina Hall,
                                         President emeritus          Stanford, CA  94305-6055
-------------------------------------------------------------------------------------------------------------------
Hans U. Sievertsson, Ph.D.                 Vice President            Pharmacia & Upjohn AB,
                                                                     Lindhagensgatan 133, S-112 87
                                                                     Stockholm, Sweden
-------------------------------------------------------------------------------------------------------------------
Alan C. Mendelson                          General partner           Cooley Godward LLP, Five Palo Alto
                                                                     Square, Palo Alto, CA  94306
===================================================================================================================

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CUSIP NO. 81732210                                           PAGE 12 OF 14 PAGES
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                                  SCHEDULE II

-------------------------------------------------------------------------------------------------------------------
                                          Number of Shares of Sequana              Percentage of Outstanding
        VOTING AGREEMENT                   Common Stock Beneficially               Shares of Sequana Common
           SHAREHOLDER                               Owned                       Stock as of November 2, 1997
-------------------------------------------------------------------------------------------------------------------
Sequoia Capital VI                                         283,354                                 2.76%
-------------------------------------------------------------------------------------------------------------------
Sequoia Technology Partners                                 13,544                                 0.13%
VI
-------------------------------------------------------------------------------------------------------------------
Sequoia XXIII                                                4,559                                 0.04%
-------------------------------------------------------------------------------------------------------------------
Sequoia XXIV                                                 6,274                                 0.06%
-------------------------------------------------------------------------------------------------------------------
Carlyle - Sequana Investors                                773,360                                 7.54%
II, L.P.
-------------------------------------------------------------------------------------------------------------------
Carlyle - Sequana Investors,                               171,859                                 1.68%
LLC
-------------------------------------------------------------------------------------------------------------------
Kevin J. Kinsella,                                         290,838                                 2.84%
individually and as trustee for
certain trusts
-------------------------------------------------------------------------------------------------------------------
New Enterprise Associates VI                               464,017                                 4.52%
===================================================================================================================




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CUSIP NO. 81732210                                           PAGE 13 OF 14 PAGES
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                                  SCHEDULE III

-----------------------------------------------------------------------------------------------------------------
        VOTING AGREEMENT
           SHAREHOLDER                            PRINCIPAL OCCUPATION OR EMPLOYMENT AND ADDRESS
-----------------------------------------------------------------------------------------------------------------
Sequoia Capital VI                  3000 Sand Hill Road, Bldg 4, Suite 280, Menlo Park, CA 94025
-----------------------------------------------------------------------------------------------------------------
Sequoia Technology Partners         3000 Sand Hill Road, Bldg 4, Suite 280, Menlo Park, CA 94025
VI
-----------------------------------------------------------------------------------------------------------------
Sequoia XXIII                       3000 Sand Hill Road, Bldg 4, Suite 280, Menlo Park, CA 94025
-----------------------------------------------------------------------------------------------------------------
Sequoia XXIV                        3000 Sand Hill Road, Bldg 4, Suite 280, Menlo Park, CA 94025
-----------------------------------------------------------------------------------------------------------------
Carlyle - Sequana Investors         1001 Pennsylvania Ave. NW, Suite 200, Washington, D.C.  20004
II, L.P.
-----------------------------------------------------------------------------------------------------------------
Carlyle - Sequana Investors         1001 Pennsylvania Ave. NW, Suite 200, Washington, D.C.  20004
LLC
-----------------------------------------------------------------------------------------------------------------
Kevin J. Kinsella,                  Sequana Therapeutics, Inc., President and Chief Executive Officer
individually and as trustee for     11099 North Torrey Pines Road, Suite 160, La Jolla, CA  92037
certain trusts
-----------------------------------------------------------------------------------------------------------------
New Enterprise Associates VI        1117 St. Paul St., Baltimore, MD  21202
-----------------------------------------------------------------------------------------------------------------

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CUSIP NO. 81732210                                           PAGE 14 OF 14 PAGES
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                                  EXHIBIT INDEX

-------------------------------------------------------------------------------------------------------------------
                                                                                                 Sequentially
                                                                                                   Numbered
   EXHIBIT NO.                                    DESCRIPTION                                        Page
-------------------------------------------------------------------------------------------------------------------
          4.1       Agreement and Plan of Merger and Reorganization dated as of
                    November 2, 1997, by and among Arris Pharmaceutical
                    Corporation, a Delaware corporation, Beagle Acquisition Sub,
                    Inc., a California corporation and a wholly-owned subsidiary of Arris, and Sequana Therapeutics, Inc., a California
                    corporation.
-------------------------------------------------------------------------------------------------------------------
          4.2       Form of Voting Agreement dated as of November 2, 1997, a
                    substantially similar version of which has been executed by and between Arris Pharmaceutical Corporation, a Delaware
                    corporation, and each of Sequoia Capital VI, Sequoia
                    Technology Partners VI, Sequoia XXIII, Sequoia XXIV, Carlyle
                    - Sequana Investors II, L.P., Carlyle - Sequana Investors,
                    LLC, Kevin J. Kinsella, individually and as trustee for
                    certain trusts, and New Enterprise Associates VI.
===================================================================================================================